Dynacq Healthcare, Inc.

10304 Interstate 10 East, Suite 369

Houston, Texas 77029

Tel: (713) 378-2000. Fax: (713) 378-3155

March 30, 2007

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

Mr. Todd Sherman

Staff Accountant

Mr. Don Abbott

Senior Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Dynacq Healthcare, Inc.

Form 10-K for Fiscal Year Ended August 31, 2006

Filed November 21, 2006

File No. 000-21574

Dear Sirs:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated March 19, 2007 regarding the filing listed above by Dynacq Healthcare, Inc. (the “Company”). For easy reference, our responses repeat the comments, with corresponding numbering, set forth in the Staff’s letter.

1.	Please confirm that you will include disclosures similar to your responses to prior comments one and two in future filings.

Response:

The Company confirms that it will include disclosures similar to our responses to prior comments one and two in future filings.

2.	It appears from your response to prior comment 1a that you had material changes to prior period estimates that were recorded during current periods. Please quantify and discuss reasonably likely effects that a change in estimate could have on your financial position and operations in disclosure-type format as previously requested in prior comment 1b.

Response:

The response to prior comment 1a did include material changes to prior period estimates that were recorded during current periods. These changes in estimates, which related to new hospitals, were done in accordance with the Company’s revenue recognition policy.

We will include in our future filings, disclosure along the following lines:

It is very difficult for management to quantify with accuracy any reasonably likely effects that a change in estimate could have on the Company’s financial position and results of operations. However, management believes that the most reasonably likely effects that a change in estimate could have on the Company’s financial position and results of operations would be for the Company to collect amounts on accounts receivable greater than what is recorded on the books at August 31, 2006. The amount of such additional collections could range from zero to an amount that could approach $59.2 million, which represents the ultimate amount that the Company could collect on its Medical Dispute Resolution (MDR) accounts receivable as of August 31, 2006 if all were settled in the Company’s favor. In accordance with the Company’s revenue recognition policy, accounts receivable are not written up to amounts ultimately expected to be collected until management can demonstrate that collections on an identifiable group of accounts are less than or more than the revenue which was recorded on the identified group of accounts. Amounts are not written up to management’s estimated amounts due to the length of time it takes to ultimately settle the MDR accounts receivable and the current uncertainty associated with such settlements. Any change in this estimate would impact revenues in the statement of operations and cash in the statement of financial position.

3.	In your response to prior comment two you state that “provision for uncollectible accounts is treated as an additional contractual allowance against the gross accounts receivable”. As previously requested, please explain to us why you normally do not make charge offs against the allowance for uncollectible accounts and historically all charge offs have been against the contractual allowances to clarify how you determine the allowance for uncollectible accounts separately from the contractual allowance account.

Response:

Management as a matter of fact does consider the allowance for doubtful accounts as additional contractual allowance, but has historically made charge offs against the contractual allowance rather than against the allowance for doubtful accounts in order to streamline and standardize the charge off procedure. Theoretically the only bad debts the Company could have are emergency room treatments which are not ultimately paid, and to date these have been written off against the contractual allowance. As disclosed, the allowance for doubtful accounts is estimated as 1% of outpatient revenue.

In addition please address the following:

•	Please tell us how management estimates the amount of accounts receivable it expects to collect as of each balance sheet date by hospital.

The following method is used by management to estimate the amount of accounts receivable it expects to collect at each balance sheet date by hospital:

For each hospital, the historical cash collection percentage (based on cash collections for the last twelve months) of each financial class, except MDR and Legal Third Party, is calculated by each aging bucket. These aging bucket specific percentages are then applied to the accounts receivable at each balance sheet date for each aging bucket and financial class to estimate the amount of accounts receivable management expects to collect. As per our revenue recognition policy, all accounts receivables over five months from date of service, except for MDR and Legal Third Party financial class, are valued at zero in this balance sheet analysis. Accounts receivables related to MDR and Legal Third Party are estimated at 28% collectibility in our balance sheet analysis irrespective of the age of the accounts receivable.

As stated in the Company’s revenue recognition policy, if the estimated collectible amount is greater than the net accounts receivable on the books it is not written up; however if the estimated collectible amount is less than the actual net accounts receivable the net accounts receivable is written down to the estimated collectible amount by hospital. As stated above in response to your comment 2, amounts are not written up to management’s estimated amounts due to the length of time it takes to ultimately settle the MDR accounts receivable and the current uncertainty associated with such settlements.

•

Please tell us if all amounts appealed to SOAH or the District Court for workers’ compensation cases have been collected. If not, please tell us the percentage of amounts that have been historically collected. Also, please tell us your basis for not writing off any of the workers’ compensation cases until all collection efforts have failed if you have not historically collected all amounts due.

Not all amounts appealed to SOAH or the District Court for workers’ compensation cases have been collected. The following description of the history of the collection process on SOAH cases explains why that is the case. The Company does not win every MDR case which is submitted to SOAH. However, the Company has a history of ultimately collecting approximately 55% to 60% of its billed charges on workers’ compensation cases. As is disclosed, gross accounts receivable are reduced by a “contractual allowance”. The contractual allowance is management’s means of reducing gross revenue to a reasonable amount until ultimate collections are made. All workers’ compensation cases (including MDR cases) are written off against the contractual allowance at the time the case is settled. Management is of the opinion that the net accounts receivable is realizable.

The Company’s Pasadena Facility has approximately 492 cases pending at the State Office of Administrative Hearings (SOAH) and approximately 243 cases pending in Travis County district courts, all of which involve the “stop-loss” reimbursement methodology under the Acute Care Inpatient Hospital Fee Guideline. Historically, the Company had collected approximately 55% to 60% of its charges in “stop-loss” cases; however, around early 2000, certain carriers, including the largest, Texas Mutual Insurance Company, stopped paying the “stop-loss” rate and instead paid a much lower “per diem” amount, if they paid anything at all. As the cases made their way through the MDR process, appeals began to pile up at SOAH with few, if any, decisions, being issued. In 2004, the MDR process ground to a halt.

In 2005, the Texas Legislature passed House Bill 7, making substantial changes to the Texas Workers Compensation System. Among other things, the Bill altered the manner in which cases would proceed under the MDR process. Appeals to SOAH were eliminated and cases were appealed directly from the Division of Workers Compensation to the State District Courts of Travis County Texas. That portion of House Bill 7 was recently held to be unconstitutional by a Travis County District Court. The Texas Legislature has addressed this problem by recent legislation that has passed the Texas Senate (unanimously) and is pending in the Texas House of Representatives. This legislation returns SOAH to the process and will enable the MDR process to continue.

The consolidation of the cases pending at SOAH began with an order from Administrative Law Judge Howard S. Seitzman dated January 12, 2005, in which the “stop-loss” cases were joined for the purpose of a pre-hearing conference on disposition. The order also abated all discovery in all of the cases. Ultimately, the SOAH judges recognized that certain common legal issues were involved in most of the cases, and so a policy decision was made at SOAH to answer these common legal issues in a consolidated proceeding, rather than on a case-by-case basis. The answers to the common legal issues would then be applied to each case as it was tried.

On January 12, 2007, an En Banc Panel consisting of nine administrative law judges issued its decision answering the common legal issues. The Panel ruled in favor of the legal position of the hospitals, including that of the Company. The legal positions advanced by the insurance carriers were completely overruled.

In a series of “Post Decision” orders, SOAH has announced that it intends to dispose of all of the pending stop-loss cases by summary disposition unless specific fact issues in specific cases make that impossible. Accordingly, by April 20, 2007, the parties have been ordered to file a response with SOAH identifying each case in which fact issues (unrelated to stop-loss) preclude summary disposition. Based on the Panel’s decision on the common legal issues, all the Company’s cases in which summary disposition orders are issued should be decided in the Company’s favor.

In addition to the problems created by House Bill 7, the MDR appeals which are pending in Travis County district courts were abated until such time as SOAH had ruled on the stop-loss common legal issues. Most of those cases raise the constitutional question regarding the absence of contested case hearings (due process) at the administrative agency level (SOAH). Again, the failure of House Bill 7 to provide for a hearing in these fee disputes resulted in the statute being declared unconstitutional by a Travis County District Court. That decision is now on appeal.

The Company’s method of calculating the Acute Care Inpatient Fee Guideline for stop loss cases has now been upheld by the SOAH Panel as correct. Although it is impossible to guarantee the outcome of any legal proceeding, the Company expects ultimately to prevail when the appeals have run their course. If the Company does prevail, it will be entitled to payment under stop-loss at 75% of its audited billed charges, plus accumulated interest.

Mediation has been requested by many of the insurance carriers, and offers of settlement are arriving daily. The Company is actively pursuing settlement within the range of historical payments.

Vista Healthcare, Inc, (VHI) the ambulatory surgical center previously operated by the Company, has approximately 467 cases pending at SOAH. All of the cases involve contests relating to the methodology employed to determine “fair and reasonable” reimbursement for outpatient treatment. Historically, VHI recovered nearly 70% of its billed charges. Again, the decision making process was abated for nearly four years. Now these cases are set on the SOAH trial docket and will be resolved over the next nine to 12 months.

The company is actively pursuing settlement of these cases as well and fully expects to make substantial recoveries from the insurance carriers. Settlement discussions are occurring daily, and reasonable offers have been made by some carriers.

While there remain nearly 2,500 cases at the MDR level, the recent action by the Texas Legislature and the public statements made by Commissioner Albert Betts of Texas Department of Insurance Division of Workers’ Compensation indicate that the MDR process will restart in the immediate future and the decisions rendered will be in accord with the recent SOAH and Travis County District Court rulings.

Please do not hesitate to contact me at (713) 378-2000 with any questions or if we may provide the Staff with any additional information. Thank you for your assistance.

Sincerely,

/s/ Philip Chan
Philip Chan
Chief Financial Officer

cc:	Killman, Murrell & Company P.C.
1931 E. 37th Street, Suite 7
Odessa, Texas 79762